EXHIBIT 99.1

POET Signs Manufacturing Agreement with NationGate Solutions in Malaysia

Ships Backlog of 800G Optical Engine Samples to Customers

TORONTO, June 24, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Corporation”) (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced that it has signed a Master Agreement, Module Purchase Agreement and a Deed of Consignment with NationGate Solutions (M) Sdn. Bhd (“NationGate”), to manufacture optical engine assemblies for POET in Penang, Malaysia.

POET has engaged with NationGate to assemble and test consigned optical engines with a custom-designed fiber-attach unit (FAU) made specifically for one of POET’s key customers. That customer has confirmed a high level of interest from hyperscale data centers in a product that includes a combination of optical engines available exclusively from POET.

“We are thrilled to be engaged with POET, whose profile in Malaysia is increasingly prominent,” said Dato Ooi Eng Leong, CEO of NationGate Solutions (M) Sdn. Bhd., the largest electronics manufacturing services provider in Malaysia. “We share POET’s enthusiasm about a Malaysia-centered ecosystem for the manufacturing of advanced optoelectronics products to complement what we are already manufacturing for some of the largest AI network systems providers in the world.”

“The level of dedication to a shared mission that we see from our partners has far exceeded our expectations and confirms that our decision to focus manufacturing of Optical Interposer-based products in Malaysia was the best path for POET,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies Inc. “Through the relationships, talent and world-class facilities offered by our partners, POET is able to demonstrate the ability to scale manufacturing to the volumes demanded by our customers, bringing us that much closer to significant revenue generation in the near future.”

Update on Sample Shipments
The agreement with NationGate is in addition to the Company’s manufacturing agreement with Globetronics, which was announced in December of 2024. The Company confirmed that its operation in Globetronics had progressed to the point that it had, as of early June, shipped its order backlog of sample 800G optical engines to existing customers. The Company expects to ship its backlog of 1.6T samples during Q3 of 2025.

Both the Globetronics and NationGate facilities have initiated critical qualification processes. Once fully on-line, these facilities will ensure continuity and scalability in delivering POET’s high performance photonics solutions to global customers. Establishing a Malaysian manufacturing footprint is in direct response to increasing customer demand and the strategic need for POET to diversify and secure the Company's supply chain. POET's Optical Interposer-based Optical Engines and other assemblies are directed at applications in data centers, AI, high performance computing and telecom networks.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in, Shenzhen, China, Penang, Malaysia and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Corporation Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About NationGate Holdings Sdn. Bhd. (0270.KL)
NationGate is Malaysia’s leading Electronics Manufacturing Services (EMS) Provider. Since its inception before 2010, NationGate has been providing electronics manufacturing services and technical support to (IoT) Internet of Things, Consumer electronics , Industrial Instrumentation, Data computing , Networking, Telecommunications , Medical , Automotive, Artificial Intelligence (AI) Equipment and Aerospace sectors. Our vision is to serve the various industrial sectors by providing the best alternative of choice to potential prospectus. Services provided by NationGate include complex and high speed SMT (Surface Mount Technology), COB (Chip On Flex/ Board), Final Assembly (Box Build), precision Plastic Moulding, Final Testing services and Advanced Laboratory Services.

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Corporation’s expectations with respect to its business partnership with NationGate, success of the Corporation’s product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Corporation’s technology as well as the market acceptance, inclusion and timing of the Corporation’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, its expectations for the partnership with NationGate, the negotiations with contract manufacturers, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Corporation’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, failure to receive necessary regulatory approvals for the Corporation’s arrangements with NationGate and Globetronics, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Corporation’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Corporation’s projects, risks affecting the Corporation’s ability to complete its products, the ability of the Corporation to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Corporation’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation’s securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075